From: Pangas, Harry S.
Sent: Thursday, March 24, 2011 12:31 PM
To: rupertk@sec.gov; minored@sec.gov
Cc: Sayler, Bradford
Subject: Fifth Street Finance Corp. - Draft Legal and Accounting Response Letters and Post-Effective Amendment No. 5 to Form N-2 Registration Statement
Kevin and Dominic,
As discussed, attached please find (i) drafts of letters that respond to the legal and accounting comments you issued on a post-effective amendment to Fifth Street Finance Corp.’s registration statement on Form N-2 and (ii) a marked copy of the post-effective amendment which highlights the changes we made to the post-effective that you previously reviewed.  We will file these documents as supplemental correspondence via EDGAR.
Thanks again for agreeing to review these draft documents.

Regards,
Harry

Harry Pangas | Partner | 202.383.0805